

September 13, 2011

<u>Via Email</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Regis Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2011 by Starboard Value & Opportunity Master**
> **Fund Ltd., Starboard Value LP, Starboard Value and Opportunity's**
> **LLC, Starboard Value GP LLC, Starboard Principal CO LP,**
> **Starboard Principal CO GP LLC, James P. Fogarty, Jeffery C. Smith,**
> **David P. Williams, Peter A. Feld, and Mark Mitchell ("Starboard")**
> **File No. 1-12725**

We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>PREC 14A</u>

<u>General</u>

1. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information and update the information you have already provided or bracketed.

2. Please refer to our prior comment. Please update the total amount and percentage of shares beneficially owned by the Starboard group as of the most reasonable practicable date n accordance with Item 5(b)(iv) of Schedule 14A.

3. Refer to disclosure on page 1 in which the participants describe themselves as "significant" shareholders. Based on the total amount of securities held by the participants and even assuming conversion of the 5% convertible senior notes, the basis for this statement is not apparent. Please revise or advise.

<u>Background to the Solicitation, page 4</u>

4. Please supplement your disclosure in the background section to further describe the relationships between the participants, if any. For example, succinctly disclose all prior relationships between or amongst each of the participants that led to the current solicitation.

5. Clarify the material topics addressed in the August 16, 2011 letter Starboard delivered to the board of directors of the company. For example, if not already included in the current proxy statement, describe the data presented to the board that supported the Starboard participants' belief that the company is undervalued and is trading "far below its specialty retail peers as a result of deteriorating operating results."

6. Please supplement the disclosure to describe the potential alternatives suggested by Starboard in its August 16, 2011 letter.

<u>Reasons for the Solicitation, page 5</u>

7. We note the concerns the participants have with regard to the company and its management. Please describe in greater detail the specific plans the nominees have, if any, that would "significantly reduce the company's operating expenses, re-focus the company on its core North American salon business," and address the other concerns outlined. For example, describe any plans involving the restructuring of the North American salon business field organization and how other cost reductions described could be achieved. If there are no specific plans, revise to state this fact.

<u>"We believe the Company should fully explore strategic alternatives…," page 7.</u>

8. Please supplement the disclosure to provide an inclusive list of all of the assets the participants are identifying as "non-core" assets.

9. Please see our comment above. Clarify how the nominees would "monetize" the non-core assets. Further, if the nominees intend to lobby for a sale of a particular non-core business versus another, revise to state this fact. Please provide quantitative data, if any, to provide context to disclosure regarding the participants' beliefs regarding the impact of such a transaction. If there are no plans, revise to state this fact.

<u>We are concerned that executive compensation… page 7</u>

10. Supplementally provide us with the relevant excerpts of the Glass Lewis & Co. reports referenced.

11. Please update, to the extent possible, the disclosure regarding ISS Proxy Advisory Service's review of the Company's compensation practices for 2011.

<u>We are concerned with the Board's lack of sufficient stock ownership, page 8</u>

12. Refer to disclosure contrasting the board's ownership of shares held "outright" versus shares granted by the company. Please clarify further the relevance of the distinction you are making and how this supports the participants' belief that the board lacks sufficient stock ownership. We may have further comment.

13. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. In addition, support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials which require supplemental support and which may need to be recharacterized as statements of belief or opinion:

- "[w]e believe the company has a higher portion of its cost structure dedicated to corporate overhead than virtually any other U.S. retailer of a similar size…";

- "[w]e believe the Company currently trades at a <u>steep</u> discount to the value of the sum of its parts and at an EBITDA multiple that is far below its specialty retail peers…"; (emphasis added) and,

- "[o]ur nominees have the experience and qualifications necessary to <u>maximize</u> value for shareholders…" (emphasis added).

Where the basis of support is other documents such as reports, articles, internal estimates, or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Proposal No. 1, page 10

14. Please disclose the provisions of the company's governing instruments which you believe permitted you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the Starboard group is in compliance with the provisions of such governing instruments.

15. We note reference to Mr. Smith's involvement in transactions at The Fresh Juice Company in which sales were "quadrupl[ed]" and market value was "doubl[ed]." Clarify further how Mr. Smith helped to orchestrate the transactions referenced and provide context to the statement by clarifying the degree of his involvement. Also, please provide support for the statements made regarding the success of the transactions referenced.

16. Please supplement your disclosure to support and explain the statement that the nominees possess "relevant" experience and "operational expertise", given their backgrounds as compared to the industry within which the company operates.

Voting and Proxy Procedures, page 14

17. Consistent with the requirements set forth in Item 21(b) of Schedule 14A, revise to disclose the effect of abstentions and broker non-votes with regard to the advisory votes once proposals 3 and 4 are included in the proxy statement.

Discretionary Voting, page 15

18. You state that the ratification of auditors is a "routine matter" for which brokers do not need voting instruction in order to vote shares held by their customers. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure accordingly.

Solicitation of Proxies, page 16

19. It appears that you intend to solicit proxies via mail, facsimile, telephone, telegraph,

Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

20. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Incorporation by Reference, page 19

21. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Form of Proxy Card

22. Please file a revised form of proxy card that sets forth all of the proposals to be voted upon at the annual meeting.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions